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                             May 3, 2022

       Xianfeng Yang
       Chief Executive Officer
       BIT Mining Limited
       Units 813&815, Level 8, Core F, Cyberport 3
       100 Cyberport Road
       Hong Kong

                                                        Re: BIT Mining Limited
                                                            Amendment No. 9 to
Registration Statement on Form F-3
                                                            Filed April 19,
2022
                                                            File No. 333-258329

       Dear Mr. Yang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2022 letter.

       Amendment No. 9 to Registration Statement on Form F-3

       Cover Page

   1. We note your response to prior comment 1 and your references to mainland China throughout the filing.
As you conduct a significant portion of your operations in Hong
                                                        Kong, please revise
your disclosure throughout the filing to address each of the legal and operational risks
associated with conducting your business in Hong Kong set forth in the sample letter to
China-based companies available on our website.
   2. Please disclose the percentage of your revenues derived from Hong Kong and Macau for the periods presented
and include corresponding disclosure in the prospectus summary.
 Xianfeng Yang
BIT Mining Limited
May 3, 2022
Page 2
Our Company
Our Business, page 4

3. We note your disclosure that you do not have any variable interest entities in China.
       Please disclose whether you have any variable interest entities in Macau or Hong Kong.
4. We note your disclosure that you no longer have any revenue-generating operations in mainland China. Please disclose that adverse actions by the Chinese government may force you to cease your administrative support and internal information technology services from China to your international cryptocurrency mining business.
        You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.



                                                            Sincerely,
FirstName LastNameXianfeng Yang
                                                            Division of
Corporation Finance
Comapany NameBIT Mining Limited
                                                            Office of
Technology
May 3, 2022 Page 2
cc:       Ke Li, Esq.
FirstName LastName